WEAVER TIDWELL CAPITAL, LLC
Statement of Financial Condition in Liquidation
May 31, 2016

ASSETS

Cash and cash equivalents	$	201,297
Accounts receivable		432
	$	201,729

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Payable to related parties	$	6,087
Total liabilities		6,087
Member's equity		195,642
	$	201,729

The accompanying notes are an integral part of these financial statements.